UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

FOR THE MONTH OF DECEMBER 2016

COMMISSION FILE NUMBER: 001-34477

FINCERA INC. ———————————————————————————————————
(Translation of registrant’s name into English)

27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei People’s Republic of China
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:	☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):	n/a

On December 1, 2016, Fincera Inc. issued a press release entitled “Fincera Reports Third Quarter 2016 Financial Results”, a copy of which is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1 and incorporated herein by reference.

Exhibits.

Exhibit Number	Description
99.1	Press Release dated December 1, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FINCERA INC.

By:	/s/ Jason Wang
Name:	Jason Wang
Title:	Chief Financial Officer

Dated: December 1, 2016

Exhibit Index.

Exhibit Number	Description
99.1	Press Release dated December 1, 2016